TopCap Partners, Inc.

Statement of Financial Condition
As of December 31, 2021

<u>Assets</u>

Cash and Cash Equivalents	$	149,990
Accounts Receivable, net		205,895
Total Assets	$	355,885

<u>Liabilities and Stockholder's Equity</u>

Liabilities

Accounts payable, accrued expenses and other liabilities	$	9,871
Deferred revenue		45,000
Total liabilities		54,871

Stockholder's Equity

Common Stock, par value $0, 200 authorized, 200 shares issued and outstanding		200
Additional paid-in-capital		34,800
Retained Earnings		266,014
Total Stockholder's Equity		301,014
Total Liabilities and Stockholder's Equity	$	355,885